Exhibit 99.1

News Release #55/2012
2012-12-04

Baja Mining Reports on Boleo Project Financing and Technical Report Status

Vancouver, December 04, 2012 – Baja Mining Corp. (“Baja”) (TSX: BAJ - OTCQX: BAJFF) is pleased to announce that it has been informed by Minera y Metalúrgica del Boleo, S.A.P.I. de C.V. (“MMB”), which is now controlled by members of the Korean Consortium, that a portion of MMB’s 2010 project financing facilities (the “2010 Project Financing”) provided by the Export-Import Bank of the United States (“US EXIM”) to MMB has been renegotiated.

In September 2010, US EXIM, the largest lender in the 2010 Project Financing, agreed to provide MMB with an approximately US$419 million loan facility for the construction and development of the Boleo project (the “Original US EXIM Facility”). MMB advises that the Original US EXIM Facility has now been terminated and Korea Resources Corporation (“Kores”) has negotiated a new approximately US$419 million facility (inclusive of approximately US$126 million previously outstanding under the Original US EXIM Facility, which obligations were novated to and assumed by Kores) (“Kores EXIM Facility”) with US EXIM, to be used to finance further construction and development of the Boleo project.

Kores is the only borrower under the Kores Exim Facility. Kores has agreed to provide MMB with a new corporate loan facility, and MMB and Kores are currently working toward a draw-down of the Kores/MMB facility to be completed in due course.

MMB has further confirmed that in addition to the Kores EXIM Facility, Kores has advanced an additional US$40 million to MMB for continuing construction of the Boleo project. MMB advises that it has confirmed with Kores that the US$104 million of short term funding advanced in October and November 2012 were entirely provided by Kores.

In addition Baja was informed that MMB and the lenders under the 2010 Project Financing agreed to terminate the US$50 million cost-overrun facility thereunder (under which no loans were outstanding as of such termination). The remainder of the facilities under the 2010 Project Financing, in outstanding loans and commitments, continue to stand as per the original agreements with MMB’s lenders and remain in default. However, MMB advises that the 2010 Project Financing lenders have agreed to temporarily forbear exercise of rights and remedies under the 2010 Project Financing pursuant to a third standstill agreement, which will expire on January 15, 2013, subject to automatic extension to March 31, 2013 upon satisfaction of certain conditions. Baja is still liable under its guarantees provided in connection with the 2010 Project Financing.

Baja has been advised by SRK Consulting that delivery to Baja of the summary of the updated NI 43-101 compliant technical report on the Boleo project which Baja expected to receive by the end of November will be delayed until January 2013. Baja will disclose the summary in a news release when it is received, and SRK is required to deliver and Baja is required to file the final NI 43-101 compliant technical report within 45 days of this announcement.

For further information, please contact Baja’s Interim CEO Tom Ogryzlo at 604-685-2323 or via email info@bajamining.com.

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News Release #55/2012
2012-12-04

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS: This presentation contains forward-looking statements or forward-looking information (forward-looking statements). These statements can be identified by expressions of belief, expectation or intention, as well as those statements that are not historical fact. Forward-looking statements involve a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements. Forward-looking statements contained in this press release are based on our current estimates, expectations and projections, which the company believes are reasonable as of the current date. Actual results could differ materially from those anticipated or implied in the forward-looking statements and as a result undue reliance should not be placed on forward-looking information. Additional risks and uncertainties can be found in company’s reporting documents filed on SEDAR (www.sedar.com), including its Management Discussion and Analysis in respect of the three month period ended March 31, 2012, June 30, 2012 and September 30, 2012. Forward-looking statements are given only as at the date of this presentation and the company disclaims any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

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